Exhibit 99.1

Scotiabank Amends Normal Course Issuer Bid

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, March 28, 2022 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX: BNS) (NYSE: BNS) announced today that the Toronto Stock Exchange ("TSX") and the Office of the Superintendent of Financial Institutions ("OSFI") have approved its amended normal course issuer bid. The purpose of the amendment is to increase the number of Common Shares that Scotiabank may purchase for cancellation from 24 million to 36 million. This amended amount represents approximately three per cent of the 1,215,705,098 Common Shares issued and outstanding as of November 22, 2021. The effective date of the amendment is March 30, 2022. To date, Scotiabank has completed the purchase of 20,200,000 Common Shares for cancellation since the commencement of its current normal course issuer bid.  No other terms of the normal course issuer bid have been amended.

The normal course issuer bid will continue until the earlier of: (i) Scotiabank purchasing the amended maximum number of Common Shares under the normal course issuer bid, (ii) Scotiabank providing a notice of termination of the normal course issuer bid, or (iii) December 1, 2022. Purchases will continue to be made on the open market by Scotiabank through the facilities of the TSX, as well as alternative Canadian trading systems. The price that Scotiabank will pay for any such Common Shares will be the market price of such Common Shares at the time of acquisition. Purchases may also be made through other means permitted by the TSX and applicable securities laws, including by private agreements or under specific share repurchase programs pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

Based on the average daily trading volume of 3,926,450 Common Shares during the six calendar months prior to the commencement of the normal course issuer bid on the TSX, daily purchases will be limited to 981,612 Common Shares, other than block purchase exceptions. Common Shares purchased under the bid will be canceled.

Scotiabank previously established an automatic repurchase plan on December 2, 2021, under which its broker, Scotia Capital Inc., may periodically purchase its Common Shares pursuant to the normal course issuer bid within a defined set of criteria which Scotiabank would not vary or suspend, and such plan will continue to apply to the amended normal course issuer bid. The actual number of Common Shares purchased under the automatic repurchase plan, the timing of purchases and the price at which the Common Shares are bought will depend upon future market conditions. On a quarterly basis, Scotiabank will notify OSFI prior to making purchases.

Forward-looking Statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission ("SEC"), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2021 Annual Report under the headings "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "foresee," "forecast," "anticipate," "intend," "estimate," "plan," "goal," "project," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation;  changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank's ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank's business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank's business, results of operations, financial condition and prospects; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results, for more information, please see the "Risk Management" section of the Bank's 2021 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings "Outlook", as updated by quarterly reports. The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

About Scotiabank
Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 90,000 employees and assets of approximately $1.2 trillion (as at January 31, 2022), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2022/28/c2226.html

%CIK: 0000009631

For further information: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Scott Holtby, Global Communications, scott.holtby@scotiabank.com

CO: Scotiabank

CNW 08:30e 28-MAR-22